                                                                 EXHIBIT 12.1

                                PARENT GROUP

              COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                    CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (Unaudited)

                         (In millions except ratios)

                                                                  Year
                                              1996      1995      1994      1993      1992
Fixed charges:
 Interest expense (1)                        $ 148     $ 178     $ 192     $ 218     $ 242
 Distributions on preferred securities of
    subsidiary trust, net of income taxes       23         -         -         -         -
 Estimated interest portion of rents            17        17        20        21        19

    Total fixed charges                      $ 188     $ 195     $ 212     $ 239     $ 261


Income:
 Income from continuing operations
    before income taxes and distributions
    on preferred securities of subsidiary
    trust (2)                                $ 827     $ 690     $ 623     $ 470     $ 412
 Fixed charges                                 188       195       212       239       261
 Eliminate equity in undistributed pretax
    income of finance subsidiaries           (259)     (248)     (225)     (195)     (177)

    Adjusted income                          $ 756     $ 637     $ 610     $ 514     $ 496

Ratio of income to fixed charges               4.02      3.27      2.88      2.15      1.90

________________________

(1) Includes interest unrelated to borrowings of $11 million in 1996, $23 million in 1995, $27 million in 1994, $25 million in 1993, and $30 million in 1992.

(2) Excludes the cumulative effect of changes in accounting principles in 1992.